Exhibit 99.5

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1:	Name and Address of Company

New Found Gold Corp. (the “Company”)
Suite 1430, 800 West Pender Street
Vancouver, British Columbia

Canada V6C 2V6

Item 2:	Date of Material Change January 26, 2022

Item 3:	News Release

A news release was disseminated on January 26, 2022 through Canada Newswire and a copy was subsequently filed on SEDAR, and EDGAR.

Item 4:	Summary of Material Change

New Found Gold Corp. (“New Found” or the “Company”) announced assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Item 5:	Full Description of Material Change

Please see the news release attached as schedule “A” for a full description of the material change.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102 Not applicable.

Item 7:	Omitted Information

Not applicable.

Item 8:	Executive Officer

For further information, please contact Craig Roberts, Chief Executive Officer and Director of the Company at 604-562-9664 or croberts@newfoundgold.ca.

Item 9:	Date of Report

January 26, 2022

Schedule "A"

NEW FOUND MAKES NEW DISCOVERY INTERCEPTING 28.20 G/T AU OVER
4.50M AT KEATS FOOTWALL ZONE, 145M BELOW THE KEATS MAIN ZONE,
REPORTS FIRST RESULTS USING CHRYSOS PHOTONASSAYTM METHOD

Vancouver, BC, January 26, 2022 – New Found Gold Corp. (“New Found” or the “Company”) (TSX-V: NFG, NYSE-A: NFGC) is pleased to announce assay results from one diamond drill hole designed to expand the newly discovered high-grade gold zone found in the Keats footwall. This hole was drilled as part of the Company’s ongoing 400,000m diamond drill program at its 100%-owned Queensway Project (“Queensway”), located on the Trans-Canada Highway 15km west of Gander, Newfoundland.

Keats Footwall Drill Result Highlights

•	The highlight Keats footwall interval is summarized below. Additional results are provided in Table 2.

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-413A	463.05	467.55	4.50	28.20	Keats FW
Including	463.05	466.00	2.95	41.02

Table 1: Highlight results from the Keats Footwall

1Note orientations of the mineralized intervals have insufficient information at this time to determine a true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. Assay results for the intercept interval for this hole through the Keats Main Zone are pending.

•	Exploration drilling into the Keats footwall domain has identified a second new zone of high-grade gold mineralization with the intercept of 28.20 g/t Au over 4.50m in NFGC-21-413A. The position of this new gold zone is 85m in a down-hole direction below the previously reported footwall discoveries announced in the Company’s October 13th, 2021, and January 13th, 2022 news releases, 145m below the Keats Main Zone and is at an approximate vertical depth of 375m, the deepest intercept to date drilled at Keats (Figures 2, 3 and 4).

•	Mineralization in NFGC-21-413A is characterized by a broad domain of brecciation and quartz-stockwork veining containing visible gold. Future drilling will focus on expanding this new zone of high-grade gold mineralization.

Figure 1: Photo of mineralization from NFGC-21-413A, approximately 463.5m down hole depth^

^Note that these photos are not intended to be representative of gold mineralization in hole NFGC-21-413A

New Found Gold Corp.	1	TSX-V: NFG, NYSE-A: NFGC

Melissa Render, VP of Exploration for New Found, stated: “It is extremely encouraging to see this style of high-grade gold mineralization developed in the Keats footwall, the area between the Keats Main Zone and the Appleton Fault Zone. It is a large region with limited drilling, each time we push a hole deeper, it seems we find something new. This appears to be an entirely new zone and not connected to the 88.53 g/t Au over 3.35m intercept reported in NFGC-21-238 or to the 56.69 g/t Au over 2.45m intercept reported in NFGC-21-407. Continued drilling will look to expand these zones toward surface and work to better understand the network of gold-bearing structures that are dissecting this expansive block of rock. I would also like to express my excitement for receiving our first batch of Chrysos PhotonAssayTM results. Advancing our use of this technology is a pivotal move that will be better for the environment, decrease assay turnaround times and reduce costs. With continued test work, the Company is confident there will be a smooth transition to using this new analytical method in conjunction with conventional screen fire assays.”

Keats Footwall Zone Location Details

New Found Gold Corp.	2	TSX-V: NFG, NYSE-A: NFGC

New Found Gold Corp.	3	TSX-V: NFG, NYSE-A: NFGC

Figure 4. 3D Keats Composite Cross-Section (A to A’ looking northeast, 150m clipping)

Drillhole Details

Hole No.	From (m)	To (m)	Interval (m)[1]	Au (g/t)	Zone
NFGC-21-413A	463.05	467.55	4.50	28.20	Keats FW
Including	463.05	466.00	2.95	41.02

Table 2: Summary of results reported in this release for Keats Footwall

1Note orientations of the mineralized intervals have insufficient information at this time to determine a true width. Intervals are calculated at a 1 g/t Au cut-off grade; grades have not been capped in the averaging. Assay results for the intercept interval for this hole through the Keats Main Zone are pending.

Hole No.	Azimuth (°)	Dip (°)	Length (m)	UTM E	UTM N
NFGC-21-413A	296	-57	515	658086	5427134

Table 3: Details of drill holes reported in this release

Discussion

•	The assay results reported in this news release are part of a program designed to test the Chrysos PhotonAssayTM method with gold mineralized core samples collected on the Queensway Project in preparation for utilizing the method at MSALABS which is currently commissioning a Chrysos PhotonAssayTM unit at their new facility in Val d’Or, Quebec (see November 4th, 2021 news release).

•	Whole core samples were collected from two diamond drill holes and shipped to Intertek for Chrysos PhotonAssayTM. Intertek is a global organization providing testing, inspection, certification, and total quality assurance services to various industries worldwide, and are currently operating Chrysos PhotonAssayTM units at their laboratory facilities in Perth, Western Australia.

•	A subset of these drill interval samples over a range of grades was subsequently submitted for 50g fire assay to completion at ALS Minerals in Perth, Australia as part of a rigorous Quality Control (‘QC’) review. The Chrysos PhotonAssayTM method is non-destructive which beneficially allows for such additional check assaying; this process of follow-on fire assay will continue until an adequate data population is acquired to allow the Company to validate the Chrysos PhotonAssayTM method on Queensway samples.

•	Included in this first batch of whole core samples submitted to Intertek for Chrysos PhotonAssayTM was an increased frequency of internal standards and blanks inserted at a rate of every five samples. These QC samples returned values within the accepted ranges.

New Found Gold Corp.	4	TSX-V: NFG, NYSE-A: NFGC

Queensway 400,000m Drill Program Update

Approximately 34% of the planned 400,000m program at Queensway has been drilled to date with approximately 32,400m of the core with pending assay results. Ten core rigs are currently operating and New Found is targeting an increase in the drill count to 14 rigs by the end of Q1 2022.

Sampling, Sub-sampling, Laboratory and Discussion

True widths of the intercepts reported in this press release have yet to be determined due to insufficient orientation data at this time. Reported grades have not been capped. Assays are uncut, and calculated intervals are reported over a minimum length of 2.0m using a lower cut-off of 1.0 g/t Au. All samples of HQ core for drill hole NFGC-21-413A were left whole and submitted to Intertek Australia Perth. Drill program design, Quality Assurance/Quality Control and interpretation of results is performed by qualified persons employing a Quality Assurance/Quality Control program consistent with National Instrument 43-101 and industry best practices. Standards and blanks for this special test program are included with every five samples for Quality Assurance/Quality Control purposes by the Company as well as the lab.

The test work program announced by the Company’s November 4th, 2021 release is ongoing. The outcomes of all test work will be reported as soon as the outstanding data becomes available. Following a pause late last year the Company anticipates a continuous ramp up in receipt and disclosure of drill results over the coming weeks and will consequently move towards the disclosure of larger batches of assay results in its news releases.

Qualified Person

The technical content disclosed in this press release was reviewed and approved by Greg Matheson, P. Geo., Chief Operating Officer, and a Qualified Person as defined under National Instrument 43-101. Mr. Matheson consents to the publication of this news release dated January 26, 2022, by New Found. Mr. Matheson certifies that this news release fairly and accurately represents the information for which he is responsible.

About New Found Gold Corp.

New Found holds a 100% interest in the Queensway Project, located 15km west of Gander, Newfoundland, and just 18km from Gander International Airport. The project is intersected by the Trans-Canada Highway and has logging roads crosscutting the project, high voltage electric power lines running through the project area, and easy access to a highly skilled workforce. The Company is currently undertaking a 400,000m drill program at Queensway, now approximately 34% complete. The Company is well funded for this program with a current working capital balance of approximately $127 million.

Please see the Company’s website at www.newfoundgold.ca and the Company’s SEDAR profile at www.sedar.com.

New Found Gold Corp.	5	TSX-V: NFG, NYSE-A: NFGC

Acknowledgements

New Found acknowledges the financial support of the Junior Exploration Assistance Program, Department of Natural Resources, Government of Newfoundland and Labrador.

Contact

To contact the Company, please visit the Company’s website, www.newfoundgold.ca and make your request through our investor inquiry form. Our management has a pledge to be in touch with any investor inquiries within 24 hours.

New Found Gold Corp.

Per: "Craig Roberts"

Craig Roberts, P.Eng., Chief Executive Officer

Email: croberts@newfoundgold.ca

Phone: +1 (845) 535-1486

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statement Cautions

This press release contains certain "forward-looking statements" within the meaning of Canadian securities legislation, relating to assay results, exploration and drilling on the Company’s Queensway gold project in Newfoundland, interpretation of the assay results and the results of the drilling program, the discovery of zones of high-grade gold mineralization, follow-up step-out drilling and funding of the drilling program. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are statements that are not historical facts; they are generally, but not always, identified by the words "expects," "plans," "anticipates," "believes," "intends," "estimates," "projects," "aims," “suggests,” "potential," "goal," "objective," "prospective," “possibly,” and similar expressions, or that events or conditions "will," "would," "may," "can," "could" or "should" occur, or are those statements, which, by their nature, refer to future events. The Company cautions that forward-looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made, and they involve a number of risks and uncertainties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Except to the extent required by applicable securities laws and the policies of the TSX Venture Exchange, the Company undertakes no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change. Factors that could cause future results to differ materially from those anticipated in these forward-looking statements include risks associated with possible accidents and other risks associated with mineral exploration operations, the risk that the Company will encounter unanticipated geological factors, risks associated with the interpretation of assay results and the drilling program, the possibility that the Company may not be able to secure permitting and other governmental clearances necessary to carry out the Company's exploration plans, the risk that the Company will not be able to raise sufficient funds to carry out its business plans, and the risk of political uncertainties and regulatory or legal changes that might interfere with the Company's business and prospects. The reader is urged to refer to the Company's Annual Information Form and Management’s discussion and Analysis, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com for a more complete discussion of such risk factors and their potential effects.

New Found Gold Corp.	6	TSX-V: NFG, NYSE-A: NFGC